UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

December 19, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER TAKES POSSESSION OF GUANAJUATO MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; “the Company”) is pleased to announce that the Company has taken possession of the Guanajuato Mine in Guanajuato, Mexico and has received the title transfers for a 100% interest in the mining concessions and surface rights.

The transition of ownership was made in accordance with the terms of the Purchase Agreement signed on October 25, 2005, which also required the Company to make an installment payment of US$2,200,000 at the time of the reception of assets. Having made this payment, the total amount paid to date comes to US$3,650,000 out of the total purchase price of US$7,250,000. Four more installment payments must be made by November, 2006.

The vendors have now vacated the premises and Great Panther has established an interim management team, under the direction of Ing. Francisco Ramos, VP Operations for the Company. The engineering department is developing a new mine plan and is evaluating various areas of the mine for near-term production potential. Meanwhile, the geology department is working on establishing a new resource that will ultimately be compliant with NI43-101. The Company has also created a new IT department in order to capture the vast amount of data at the mine. This will be used for creating a new set of level plans and sections and eventually, a 3D model.

The plant is being cleaned in preparation for a full mechanical assessment. Repairs wil commence in the new year. Metallurgical tests will also be conducted on different types of mineralization in order to determine if the flotation system used in the past is really the best recovery process to be used. Modifications to the plant flowsheet will be made prior to undertaking major reparations of the existing circuit.

Historically, the Guanajuato District was one of the largest silver producers in Mexico, with past production estimated at 1.2 billion ounces of silver and 4.5 million ounces gold. Great Panther’s Guanajuato Mine Complex encompasses more than 4 kilometres of strike length on the core of the Guanajuato silver-gold camp. The 1,200 tonne per day plant was only operating at about 20% capacity up until August due to a lack of working capital and Great Panther intends to place the mine back into production in 2006.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, P.Geo.

President & CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: December 19, 2005

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